EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, 2012, 2011 and 2010

(DOLLARS IN THOUSANDS)

	2014	2013	2012	2011	2010
Income before provision for income taxes from continuing operations	$312,547	$105,508	$212,340	$121,373	$115,851
Adjustments:
(Earnings) loss of equity investees	(2,313)	(621)	(9,670)	(3,269)	4,861
Dividends and distributions of income from equity investees	4,768	4,911	10,339	6,031	999
Total interest expense (a)	174,862	162,937	128,553	106,128	116,046
Portion of rents representative of the interest factor (b)	6,451	3,429	2,239	1,302	1,241
Earnings, as adjusted	$496,315	$276,164	$343,801	$231,565	$238,998

Fixed charges:
Total interest expense (c)	$175,205	$162,937	$128,553	$106,692	$118,407
Portion of rents representative of the interest factor	6,451	3,429	2,239	1,302	1,241
Total fixed charges	$181,656	$166,366	$130,792	$107,994	$119,648

Preferred stock dividends (d)	—	—	—	—	—
Total combined fixed charges and preferred stock dividends (d)	$181,656	$166,366	$130,792	$107,994	$119,648

Ratio of earnings to fixed charges	2.73	1.66	2.63	2.14	2.00

Ratio of earnings to combined fixed charges and preferred stock dividends	2.73	1.66	2.63	2.14	2.00

(a)              Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs.

(b)              Management believes this portion is representative of the interest factor.

(c)               Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs, as well as capitalized interest.

(d)              There was no preferred stock issued or outstanding for any period presented in the table.